July 16, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Christina Chalk, Esq.
                Senior Special Counsel – Office of Mergers and Acquisitions

Re:	Naked Brand Group Inc.
Schedule TO-I filed July 7, 2015
File No. 5-86517

Dear Ms. Chalk:

            On behalf of Naked Brand Group Inc. (the “Company”), we hereby submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 14, 2015 regarding the above referenced Schedule TO-I (the “Schedule TO”).

            To assist your review of our response to the comment set forth in the letter, we have set forth below in full the Staff’s comment contained in the letter, together with the Company’s response thereto. All capitalized terms not specifically defined herein shall have the meaning assigned to such terms in the Schedule TO.

Exhibit (a)(1)(B) – Offer to Amend and Exercise – Conditions

            1.        We note the disclosure that “the Company will not accept any Election to Consent, Participate and Exercise Warrant from or on behalf of any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act.” (page 2 of the Offer to Amend and Exercise). In your response letter, explain why this requirement complies with the all-holders provisions of Rule 13e-4(f)(8)(i). In addition, explain what Securities Act exemption would be available here, where the tendering warrant holder was not able to certify to accredited status, and how the Company would make the determination as to availability of such exemption at the time of tender. Your analysis should include the facts supporting the availability of any Securities Act exemption that would be available for the issuance of the new warrants and the underlying common shares. We may have additional comments after reviewing your response.

DUANE MORRIS LLP
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

Christina Chalk July 16, 2015 Page 2

            Company Response:

            The Company has indicated in the Offer to Amend and Exercise that all holders of Original Warrants, whether accredited or non-accredited, are eligible to participate in the Offer to Amend and Exercise. Accordingly, the Offer to Amend and Exercise is open to all holders of Original Warrants as required by Rule 13e-4(f)(8)(i). As discussed further below, the Company intends to rely on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise and the issuance of the new warrants, if any, and the underlying common shares.

            By way of background, the Original Warrants were initially issued to investors in private placement transactions, which closings occurred on June 10, 2014 and July 8, 2014, and issued to certain lenders in connection with certain Amendment to Promissory Note Agreements dated April 4, 2014, in each case in reliance on the exemption from registration provided by Rule 506(b) of Regulation D. In connection with such transactions, all of the initial holders of the Original Warrants represented to the Company that they were “accredited investors” within the meaning of Rule 501 under Regulation D. There are 134 current holders of the Original Warrants, which holders include substantially all of the initial holders of the Original Warrants as well as 24 transferees who acquired Original Warrants from some of the initial holders. In connection with such transfers, these transferees of the Original Warrants represented that they were accredited investors at the time of transfer.

            Based on their prior representations, the Company anticipates that each of the holders of the Original Warrants continue to qualify as accredited investors within the meaning of Rule 501 under Regulation D. In order to determine whether the holders of the Original Warrants continue to qualify as accredited investors, the holders of Original Warrants are required to complete an accredited investor questionnaire (however, as specifically stated in the Offer to Amend and Exercise, the holders will not be required to qualify as an accredited investor in order to participate in the Offer to Amend and Exercise). The Company and its legal counsel will review accredited investor questionnaires as they are received through the Expiration Date. In the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor within the meaning of Rule 501 under Regulation D, the Company will, prior to the Expiration Date (as the same may be extended by the Company in accordance with the Exchange Act and the rules promulgated thereunder), file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D, thereby satisfying the requirements of Rule 506(b). In such a circumstance, the Company will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and the rules promulgated thereunder.

Christina Chalk July 16, 2015 Page 3

            As stated above, based on their prior representations, the Company anticipates that each of the holders of the Original Warrants are accredited investors, and that the Offer to Amend and Exercise will qualify for an exemption from registration under the Securities Act. Further, the Company does not anticipate that any holder of Original Warrants who desires to participate in the Offer to Amend and Restated will fail to continue to qualify as an accredited investor, but, in the event that one or more holders does fail to qualify, the Company believes that (a) it is unlikely that the number of such holders will be greater than thirty five; and (b) the procedure outlined above will satisfy the information requirements of Rule 502.

            We note that the reasons stated herein in support of an exemption from registration under the Securities Act are similar to the reasons stated by Ekso Bionics Holdings, Inc. (“Ekso Bionics”) in its response letter dated November 10, 2014 to the Staff’s comment letter dated November 3, 2014 regarding its schedule TO-I filed October 23, 2014, File No. 005-88365. In addition, although Ekso Bionics filed an amendment to its schedule TO-I which included disclosure providing that, if necessary, it would provide all holders with supplemental disclosure which would include all of the information required by Rule 502 of Regulation D, the Company respectfully requests that the Staff not require the Company to file an amendment to its schedule TO-I filing to reflect this information. In this regard, it should be noted that the Ekso Bionics offer to amend and exercise described in its schedule TO-I had precluded investors who were not accredited investors from participating in its offer to amend and exercise, while the Company’s Offer to Amend and Exercise is not limited to holders of the warrants who are accredited investors. Further, Ekso Bionics was required to disclose other material information which necessitated the filing of an amendment to its initial schedule TO-I.

***

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christina Chalk July 16, 2015 Page 4

            Please feel free to contact the undersigned at (212) 692-1003 if you have any questions relating to the Schedule TO or this letter.

Very truly yours,

Duane Morris LLP

/s/ Nanette C. Heide
Nanette Heide, Esq.
Partner

NCH/pdv

cc:	Michael Flanagan, Chief Financial Officer Sandra Boenisch, Vice President, Finance